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Exhibit 99.1

Carbon Fiber Technology, LLC
Financial Statements

November 30, 2007

[MAYER HOFFMAN MCCANN P.C. LETTERHEAD]

Report of Independent Registered Public Accounting Firm

The Board of Members
Carbon Fiber Technologies, LLC

We have audited the accompanying balance sheet of Carbon Fiber Technologies, LLC as of November 30, 2007, and the related statements of income, changes in members' equity, and cash flows for the eleven months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carbon Fiber Technologies, LLC as of November 30, 2007, and the results of its operations and its cash flows for the eleven months then ended in conformity with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

/s/  MAYER HOFFMAN MCCANN P.C.

San Diego, California
February 8, 2008

CARBON FIBER TECHNOLOGY, LLC

BALANCE SHEET

NOVEMBER 30, 2007

CURRENT ASSETS
Cash and cash equivalents	$1,768,310
Accounts receivable	665,031
Inventories	6,706,502
Prepaid expenses	1,791

Total current assets	9,141,634
PROPERTY PLANT AND EQUIPMENT, NET	5,801,686

Total assets	$14,943,320
CURRENT LIABILITIES
Accounts payable	$3,876,492
Accrued expenses	223,529

Total current liabilities	4,100,021
MEMBERS' EQUITY	10,843,299

Total liabilities and members' equity	$14,943,320

The accompanying notes are an integral part of these financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENT OF INCOME

FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2007

REVENUES, NET	$14,128,464
COST OF SALES	13,393,999

GROSS PROFIT	734,465
OTHER EXPENSE	6,521

NET INCOME	$727,944

The accompanying notes are an integral part of these financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2007

BALANCE, DECEMBER 31, 2006	$10,687,506
Distribution to members	(572,151)
Net Income	727,944

BALANCE, NOVEMBER 30, 2007	$10,843,299

The accompanying notes are an integral part of these financial statements.

CARBON FIBER TECHNOLOGY, LLC

STATEMENT OF CASH FLOWS

FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$727,944
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,068,102
Loss on sale of equipment	5,788
Changes in operating assets and liabilities
Accounts receivable	697,221
Inventories	(3,968,050)
Prepaid expenses	(949)
Accounts payable	2,660,732
Accrued expenses	(26,856)

Net cash provided by operating activities	1,163,932
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(184,339)

Net cash used for investing activities	(184,339)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions to members	(572,151)

Net cash used for financing activities	(572,151)
NET INCREASE IN CASH AND CASH EQUIVALENTS	407,442
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2006	1,360,868

CASH AND CASH EQUIVALENTS, NOVEMBER 30, 2007	$1,768,310

SUPPLEMENTAL DISCLOSURE
Interest paid	$—

Income taxes paid	$—

The accompanying notes are an integral part of these financial statements.

CARBON FIBER TECHNOLOGY, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1—Organization and Summary of Significant Accounting Policies

Nature of Operations

        Carbon Fiber Technology, LLC (a Delaware limited liability company) (the "Company") manufactures carbon fiber for use in various applications, including aerospace, sporting goods, and other commercial applications. The Company, which was previously a wholly owned subsidiary of Aldila Materials Technology Corporation ("AMTC"), was formed on October 29, 1999 as a joint venture between AMTC and SGL Carbon Fibers and Composites, Inc. ("SGL"). Profit and loss are allocated equally to each member based on their respective ownership interest of 50% in the joint venture. The Amended and Restated LLC Agreement provides that the Company is to continue until December 31, 2099 unless it is dissolved earlier, its affairs are wound up, and final liquidating distributions are made pursuant to the Amended and Restated LLC Agreement. See Note 9, Subsequent Events.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption. The recorded amounts of assets, liabilities, revenues, expenses, and related disclosures are affected by such estimates and assumptions, and actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has not historically experienced losses on such investments.

Accounts Receivable

        The Company was established to provide for the carbon fiber needs of the respective members. Accounts receivable consist primarily of balances due from the Company's members as sales to third parties are permitted only after the carbon fiber requirements of each member are met. The Company has not established an allowance for bad debts as historical losses related to uncollectible accounts from third parties have been minimal.

Inventories

        Inventories are stated at the lower of first-in, first-out (FIFO) cost or market value. Substantially all operating costs of the Company are directly related to the manufacturing process, and are included in the cost of inventory.

CARBON FIBER TECHNOLOGY, LLC
NOTES TO FINANCIAL STATEMENTS

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation is provided on a straight- line basis over the estimated useful lives of the assets as follows:

Asset Description	Years
Building	39
Manufacturing equipment	5-10
Office furniture and equipment	3-10

Impairment or Disposal of Long-Lived Assets

        The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No assets are considered to be impaired as of November 30, 2007.

Revenue Recognition

        Sales to Members — The Company recognizes revenue when product is shipped. In accordance with the Amended and Restated LLC Agreement and subject to modifications made by the members, the Company bills the members for fixed costs incurred on a monthly basis and bills variable costs at an agreed-upon transfer price for the eleven months as carbon fiber is shipped. The billings reflect an approximate 5% gross profit margin to the Company.

        Outside Sales — The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable.

Income Taxes

        As a limited liability company, the Company is not subject to federal and state income taxes. The taxable income or loss of the Company is included in the income tax returns of its members. Accordingly, the Company has made no provision for income taxes.

Fair Value of Financial Instruments

        The carrying amount of cash and cash equivalents, trade accounts receivable and payable and certain accrued expenses in the financial statements approximates their fair value due to their short term nature.

Shipping and Handling Costs

        Shipping and handling costs are classified as cost of sales.

CARBON FIBER TECHNOLOGY, LLC
NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements

        In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure eligible items at fair value at specific election dates (fair value option). Unrealized gains and losses on items for which the fair value option is elected shall be reported in earnings at each subsequent reporting period. This accounting standard is effective for the Company beginning January 1, 2008. SFAS 159 is not expected to have a material effect on the Company's financial position, results of operations and cash flows.

Note 2—Inventories

        The composition of inventory is summarized as follows:

November 30, 2007
Raw materials	$6,175,955
Work in process	2,449
Finished goods	528,098

$6,706,502

Note 3—Property, Plant and Equipment

        The composition of property, plant and equipment is summarized as follows:

November 30, 2007
Land	$140,142
Building	5,951,868
Manufacturing equipment	8,679,665
Office furniture and equipment	66,444
Construction in progress	39,535

14,877,654
Less accumulated depreciation and amortization	9,075,968

$5,801,686

        Depreciation and amortization expense was $1,068,102 for the eleven months ended November 30, 2007.

CARBON FIBER TECHNOLOGY, LLC
NOTES TO FINANCIAL STATEMENTS

Note 4—Accrued Expenses

        The composition of accrued expenses is summarized as follows:

November 30, 2007
Salaries	$93,154
Accrued bonuses	117,871
Other	12,504

$223,529

Note 5—Concentration Risk

Cash and Cash Equivalents

        The Company maintains some of its cash in bank deposit accounts, which may be uninsured or exceed the federally insured limits. No losses have been experienced related to such accounts. The Company believes it places its cash with quality financial institutions and is not exposed to any significant concentration of credit risk on cash.

Supplier Concentrations

        The Company is dependent on one supplier for all of its purchases of precursor, which is the essential raw material in the manufacture of carbon fiber. Purchases of precursor for the eleven months ended November 30, 2007 was $11,930,744. The Company was notified in the early part of 2007 that its current supplier at the time would not supply the Company with precursor beyond October 2007. In anticipation of this, the Company has been building up its precursor inventory from this supplier and also purchased some precursor from SGL and Mitsubishi. The Company anticipates that it will have available precursor on hand as of November 30, 2007 to last until the early stages of the fourth quarter of 2008. There Company has sampled other suppliers and is encouraged by the results. If the Company cannot find a new supplier to provide sufficient quantities of precursor on a timely basis and on comparable pricing terms, it could have an adverse effect on its business.

Note 6—Related Party Transactions

        The Company was established to provide for the carbon fiber needs of its respective members. Revenues to members, SGL and Aldila Golf Corp., an affiliate of AMTC, for the eleven months ended November 30, 2007 were $8,032,081 and $5,904,196, respectively. Accounts receivable due from SGL and Aldila Golf Corp. as of November 30, 2007 were $448,257 and $173,592, respectively. Administrative services charged by Aldila Golf Corp. to the Company were $16,767 for the eleven months ended November 30, 2007.

Note 7—Employee Benefit Plan

        Effective January 1, 2000, the Company adopted the Carbon Fiber Technology, LLC 401(k) Savings Plan (the "Plan") for employees of the Company. This defined contribution plan allows employees who satisfy the age and service requirements of the Plan to contribute up to 24% of pre-tax wages, limited to the maximum amount permitted by federal law. The Company matches the first 4% of wages contributed by employees at a rate of $0.25 for every $1.00. The Company's matching

CARBON FIBER TECHNOLOGY, LLC
NOTES TO FINANCIAL STATEMENTS

contributions vest immediately for employees with four or more years of service. The Company's contributions amounted to $6,136 for the eleven months ended November 30, 2007.

Note 8—Commitments and Contingencies

        The Company leases vehicles and a copier under non-cancelable operating leases, which expire at various dates through 2010. As of November 30, 2007, future minimum lease payments under the non-cancelable operating leases were as follows:

Year Ending November 30,	Future Minimum Lease Payments
2008	$7,815
2009	5,820
2010	2,425

Total minimum lease payments	$16,060

        Rent expense for the eleven months ended November 30, 2007 was $10,158.

Note 9—Subsequent Events

        On November 30, 2007, SGL purchased the AMTC's 50% interest in CFT for $17.0 million in cash, plus cash equal to one-half of CFT's Net Working Capital as of November 30, 2007. Subsequent to November 30, 2007, CFT will be a 100% wholly owned subsidiary of SGL. Aldila Golf Corp. ("AGC"), an affiliate of AMTC, and CFT concurrently entered into a supply agreement to allow AGC to continue to purchase up to 900,000 pounds of carbon fiber during the first year, and up to approximately 1,000,000 pounds of carbon fiber in subsequent years. The supply agreement is for five years, subject to certain early termination provisions. AGC will pay CFT's costs plus an agreed mark-up for carbon fiber purchased under the supply agreement.

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  Exhibit 99.1
Carbon Fiber Technology, LLC Financial Statements
November 30, 2007
TABLE OF CONTENTS
CARBON FIBER TECHNOLOGY, LLC BALANCE SHEET NOVEMBER 30, 2007
CARBON FIBER TECHNOLOGY, LLC STATEMENT OF INCOME FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2007
CARBON FIBER TECHNOLOGY, LLC STATEMENT OF CHANGES IN MEMBERS' EQUITY FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2007
CARBON FIBER TECHNOLOGY, LLC STATEMENT OF CASH FLOWS FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2007
CARBON FIBER TECHNOLOGY, LLC NOTES TO FINANCIAL STATEMENTS